UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2014

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated November 27, 2014 relating to the Business Update of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 27, 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BUSINESS UPDATE

Further to the announcement made by Hong Kong Television Network Limited (“HKTV” or the “Company”) on 19 November 2014 in relation to the launch of the Company’s one-stop Over-The-Top platform (“OTT Platform”), the Company wishes to provide the following operation data of the Company’s OTT Platform:

1.	Number of total downloads of the HKTV application on worldwide basis via the following devices:

iOS (e.g. iPhone and iPad) as at 26 November 2014	:	640,000
Android as at 25 November 2014	:	950,000
Smart TV and TV set-top-box (Android-based) as at 26 November 2014	:	342,000
Total	:	1,932,000

2.	Video-on-demand (“VOD”) Viewership (from 19 November 2014 to 25 November 2014)

Average number of Daily Unique Viewers (defined as HKTV Member unique login ID)	:	205,000
Average daily watching duration of each Daily Unique Viewer	:	53 minutes
Total number of Unique Viewers watched HKTV VOD in the past 7 days	:	595,000

3.	Live Channel Viewership (from 19 November 2014 to 25 November 2014)

Average number of Daily Unique Devices[1]	:	358,000
Average daily watching duration of each Daily Unique Device	:	42 minutes
Total number of Unique Devices watched HKTV Live Channel in the past 7 days	:	1,415,000

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4.	Number of web browser watched HKTV in the past 7 days (from 19 November 2014 to 25 November 2014): 522,000

5.	Number of email ID registered as HKTV Member (as at 12:00 noon 27 November 2014): 870,000

Remarks:

1.	Unique Device is defined as different TV, TV set-top-box, mobile phone and personal computer with different browser.

2.	All figures are rounded to the nearest thousand or minute.

The data stated above are either computed based on information generated by the Company’s internal system or extracted from third party compiled statistics, neither of which has been independently checked and verified. These data are provided purely for information and are not indicative of the Company’s business performance, financial condition or growth prospect. Neither these data nor their accuracy should be relied on by readers and there is no certainty that the use of the Over-The-Top platform services will continue. Further update on the above operation data, if any, will be published on the Company’s corporate website at www.hktv.com.hk, the computation method and basis of which may change from time to time.

Shareholders and/or investors should not place undue reliance on the data above and are especially advised to exercise caution when dealing in the Company’s securities.

By Order of the Board

Hong Kong Television Network Limited

Wong Wai Kay, Ricky

Chairman

Hong Kong, 27 November 2014

As at the date of this announcement, the Executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

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